United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Amazon.com, Inc.

Name of persons relying on exemption: Investor Advocates for Social Justice

Address of persons relying on exemption: 40 S Fullerton Ave. Montclair, NJ 07042.

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Proponent (American Baptist Home Mission Society) urges you to vote FOR Proposal 6: Shareholder Proposal Requesting a Report on Customer Due Diligence at the Amazon Annual Meeting of Shareholders on May 22, 2024. *

Summary of the Proposal

The Proposal requests that Amazon.com, Inc. (“Amazon,” or the “Company”) commission an independent third-party report that assesses customer due diligence process to determine whether customers’ use of its products and services with surveillance, computer vision, or cloud storage capabilities contributes to human rights violations or violates international humanitarian law.

Support for this Proposal is warranted and in the best interest of shareholders because:

1.	Amazon's sale of certain products and services poses significant risks to human rights, undermining both national and international protections for privacy, safety, and security.
2.	Failures in Amazon’s customer due diligence process related to the involvement of its products and services in human rights violations committed by some of its customers pose material financial, regulatory, and reputation-related risks.
3.	Despite Amazon’s claims of addressing investors’ concerns, its current systems for oversight of customer use of high-risk products and reliance on self-regulation are insufficient to assess and mitigate risks to human rights.

* We have also provided a response to JLensADL’s exempt solicitation, which urges shareholders to vote against Proposal 6 (https://www.sec.gov/Archives/edgar/data/2016320/000092189524000827/px14a6g14098002_04112024.htm). Our response can be found in Appendix A of this exempt solicitation.

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Arguments in Favor of the Customer Due Diligence Proposal

1.	Amazon's sale of certain products and services poses significant risks to human rights, undermining both national and international protections for privacy, safety, and security.

Amazon is the world’s largest e-commerce platform. Although it claims to be the “world’s best employer”1 and commits to “embed respect for human rights throughout our business,”2 the Company’s rapid expansion has introduced new technologies, products, and services that pose serious threats to human rights. Facial recognition surveillance technologies, Amazon Web Services (AWS) platforms, Ring Doorbell, and the Neighbors App are some of Amazon’s products that enable widespread surveillance and may be used to further racial discrimination in policing and immigration enforcement.

AWS is the largest provider of internet “cloud” services in the world, with a 2023 revenue of $90 billion.3 AWS currently provides cloud services for over 7,500 governmental agencies, including the US Department of Defense, the Israeli government and military, and other international governmental agencies that may use AWS products to violate human rights.4 For example, AWS will host the US Department of Homeland Security’s new Homeland Advanced Recognition Technology (HART) system, which will store information about citizens, immigrants, juveniles, and other vulnerable populations. The database will be a mass store of sensitive personal data, including biometric information, fingerprints, DNA, iris scans, and potentially, cardiac signatures and typing cadence. The database will also potentially store invasive, incorrect, or outdated personal information such as relationships, religious and political affiliations, and social media activity.5

The US Government Accountability Office (GAO) released a report on the US government’s biometric identity system, titled “DHS Needs to Address Significant Shortcomings in Program Management and Privacy,” emphasizing the urgent need to address invasive surveillance concerns HART is built upon.6 GAO’s analysis specifically stated that DHS had gaps in seven requirements, notably, a gap in “the program’s privacy impact assessment, which is intended to analyze how personal information is collected, shared, and managed, was missing key information.” GAO also highlighted missing information on whose data is stored and the partners whom they share information with, as well as the fact that the program “did not have assurances that partners that provide information to the system will appropriately retain and dispose of personally identifiable information.”7 HART may enable discriminatory practices, contribute to over-surveillance in historically over-surveilled communities of color, and violate the rights of political activists.

Foreign governmental customers may also be using AWS to violate human rights. For example, AWS partners with the company Exanet to provide crime surveillance technologies in municipalities in Argentina.8 Exanet uses AWS cloud services to store videos of people performing “suspicious movements or loitering,” conducting people counts, and detecting people and vehicles in a completely autonomous fashion.9 This surveillance technology has immense potential to foster discrimination behind the black box of artificial intelligence (AI) as well as violate resident rights to privacy.

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Moreover, AWS continues to neglect concerns about its involvement in Project Nimbus, highlighted by human rights organizations and its own workers.10 AWS has been contracted to provide cloud computing services to the Israeli government for Project Nimbus,11 which is reportedly used to maintain a system of apartheid in which Palestinians’ human rights have been grossly violated.12 Amazon has also been accused of enabling the apartheid system by supplying AI technology.13 Amazon did not comment on its major role in Project Nimbus or its services to the Israel Defense Forces (IDF) in the opposition statement. However, the Israeli government has explicitly named the Ministry of Defense and the IDF as leaders in contributing to Project Nimbus.14 Most recently, a report documented that two Israeli defense manufacturers, Israel Aerospace Industries and Rafael Advanced Defense Systems, are mandated by an Israeli government procurement Project Nimbus contract to purchase any cloud services from Amazon and Google.15 This new revelation puts into question whether Amazon’s cloud services are being used by the Israeli military to conduct military operations in Gaza.16 Amazon’s own employees continue to protest against the Company’s Project Nimbus contract, demanding that Amazon end its involvement in the project.17 More information on AWS's provision of technical infrastructure is necessary to assess the ramifications of the Company’s role in Project Nimbus.

Rekognition is a facial surveillance technology app marketed through AWS, which allows customers to conduct face-based user verification, sentiment analysis, and facial recognition, through AI-based deep learning.18 Although Amazon previously announced an indefinite moratorium on police use of Rekognition in connection with criminal investigations, the Company did not pause sales to government agencies and third-parties that may then provide technologies to the police.19 Further, Amazon has not clarified how Rekognition can still be used by police in contexts outside of criminal investigations.20 For example, the FBI uses Amazon’s facial recognition technology21 It is not clear how Amazon applies its moratorium, and the Company has still not clarified the extent to which Rekognition technology is used by the FBI or police departments to “help public safety.”22

Furthermore, Amazon’s Ring is a home security, smart-home doorbell system that amplifies neighborhood surveillance and is facilitated by partnerships with police departments. Researchers from MIT Media Lab suggest that Ring cameras pose a threat to fundamental human rights, particularly impacting communities of color.23 Reports show that Ring doorbells do not result in safer communities. For example, customers of Ring have experienced racist attacks, ransom demands, harassment, and threats, including attacks targeted at children.24 Despite heavy police use, Ring doorbells were found to have minimal impact on crime rates, and have even been identified as driving municipalities to enact harsher legislation for smaller crimes such as package felonies.25

Ring further violates human rights through existing Ring-police partnerships, sharing footage and images without owner consent, and providing inadequate disclosure about these instances. On July 22, 2023, Amazon revealed that it provided Ring video doorbell recordings to police departments at least 11 times that year without the consent of owners.26 At the end of November 2023, Ring had partnerships with more than 2,600 police departments, 600 fire departments, and 70 local governmental agencies across 48 states.27 Additionally, in the first half of 2023, EU governments submitted 8,863 legal requests for information about users of Amazon’s services.28 More disclosure must be provided regarding these requests and other activities related to such partnerships. Amazon’s accompanying Neighbors social media app aimed at Ring customers is also connected to discriminatory practices.29 Despite guidelines prohibiting hate speech and racial profiling, these issues persist on the platform. Neighbors’ encouragement of instantaneous video and text sharing to record suspicious activities enables racial profiling. MIT Researchers stated that “Neighbors may be used as a racial gatekeeping tool.”30 The Neighbors App has also violated the fundamental human right of privacy. In 2021, a security flaw in Ring’s Neighbors App exposed the exact locations and home addresses of Ring users, putting into question Amazon’s respect of the right to privacy.31

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This year, Ring announced that it would disable the “Request for Assistance” feature where police departments could request videos from owners in the Neighbors app.32 However, police departments can continue to obtain Ring footage through various loopholes, including through search warrants, as well as through an "emergency" provision that enables law enforcement to request video footage directly from Amazon without a warrant.33 The absence of sufficient safeguards raises concerns regarding the protection of civil liberties. Notably, there is no established protocol for a judge or the device owner to determine the legitimacy of an emergency case.34 This presents a clear risk for potential civil rights violations.35 The “Neighbors” application allows police access to posted videos, and the “Neighbors portal” allows them to know where ring cameras are located in town.36 In one instance, Amazon promised to “provide the City with an address report for the products purchased in order to help the Arcadia Police Department track the location of Ring Video Doorbells.”37

Overall, Amazon produces products, services, and technologies that collect large amounts of highly sensitive personal data and pose significant human rights concerns related to privacy, racial discrimination, and surveillance. The Company’s practices to prevent or mitigate such negative impacts are not properly disclosed.

2.	Failures in Amazon’s customer due diligence process related to the involvement of its products and services in human rights violations committed by some of its customers pose material financial, regulatory, and reputation-related risks.

On its “Advancing Human Rights” webpage, Amazon states that it is “committed to driving best practices in human rights due diligence through increased disclosures about our approach and by expanding our stakeholder engagement.”38 However, Amazon faces scrutiny from regulators and lawmakers on its oversight and human rights and consumer due diligence.

Due to increasing implementation of due diligence legislation and policies, Amazon’s lack of robust customer due diligence mechanisms exposes the Company to increased legal and regulatory risks. In March 2024, the US Government published the 2024 National Action Plan on Responsible Business Conduct (NAP), which expects companies like Amazon to conduct effective human rights due diligence throughout their value chains, in line with the UNGPs, the OECD Guidelines, and the International Labor Organization’s Tripartite Declaration of Principles Concerning Multinational Enterprises and Social Policy.39 Additionally, the NAP states the US Government will provide guidance for investors to conduct human rights due diligence “when considering investments in technologies that could enable or exacerbate human rights abuses.”40 This increased scrutiny by investors can highlight Amazon’s shortcomings if it does not address the potential misuse of its technologies and services.

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In March 2023, the US Department of State released a Code of Conduct alongside twenty international partners that would target “the export of dual-use goods or technologies to end-users that could misuse them for the purposes of serious violations or abuses of human rights,” particularly in regard to surveillance products.41 Under this code of conduct, Amazon may face additional scrutiny for its surveillance services and technologies. Additionally, other countries in which Amazon has substantial business interests are also proposing and implementing due diligence legislation.42 If Amazon wants to maintain its business on the international stage, we believe the Company must undertake drastic steps to strengthen its due diligence practices.

Amazon is exposed to significant risks because of customers’ use of its products for surveillance purposes and perceived weaknesses in the Company’s cybersecurity and data privacy protocols that are vulnerable to abuse. In 2023, the FTC ordered Ring to pay $5.8 million for egregiously violating consumer privacy laws.43 The complaint stated that any employee or contractor was allowed to access private videos, a result of the Company’s failure to implement basic privacy and security measures.44 This lack of basic measures enabled at least one former Amazon employee to spy on females for months.45 Additionally, Amazon faced another class action lawsuit in Washington for “collecting, retaining, storing, converting, using, sharing, and profiting… from individuals’ biometric identifier information… in direct violation of the New York City Biometric Identifier Information Law”.46

Amazon faces substantial scrutiny from the public that can jeopardize consumer trust, reputation, and the capacity to recruit and retain staff. In 2023, more than 1,700 Amazon employees presented a petition that called on the company to “rescind all contracts with the Israeli military and call for an immediate, durable, and sustained cease-fire.”47 AWS has also received written concerns from its employees and customer base regarding AWS’s associations with the US Department of Homeland Security regarding HART and the US Immigration and Customs Enforcement regarding Palantir.48 In March 2021, more than 20 civil society groups issued a collective letter urging product review website editors to withdraw their endorsements of Amazon Ring cameras due to the risks posed by Ring technology to Black and Brown communities.49

Further, the Sustainability Accounting Standards Board has identified Data Privacy & Advertising Standards and Data Security as issues that are financially material in the E-Commerce industry.50 These disclosure topics include metrics on data security risks, users whose information is used for secondary purposes, policies and practices related to advertising and privacy, and information on data breaches.51 These standards do not address the full range of relevant disclosures on human rights risk. According to BlackRock, the consequences of data privacy and security violations include exposure to greater reputational and operational, regulatory risks.52 Moreover, in Permutable’s recent report on Amazon’s ESG rating, they rate the Company at a subpar 42 for the social score and a very low 23 for governance practices.53 Permutable states that these low ratings stem from various factors including “concerns about the company’s accountability and transparency”.54 Raising its score by improving transparency could boost Amazon’s reputation and improve relationships with stakeholders such as employees and suppliers.

Recent complaints on Amazon’s practices regarding surveillance and privacy include:

●	On September 26, 2022, the security and surveillance industry research group, Internet Protocol Video Market, reported that Amazon may have violated the National Defense Authorization Act ban on contracts with firms using Chinese surveillance hardware and software.[55] Amazon reportedly sold relabeled surveillance products in the US from Chinese companies Dahua and Hikvision, which have been blacklisted by the US Government and implicated in mass surveillance, internment, torture, and forced labor of the ethnic Uyghur minority.[56]

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●	In January 2024, the Department of Justice disclosed that the FBI was utilizing Amazon’s Rekognition tool for Project Tyr,[57] an initiative that uses AI to “extract information and insights from lawfully acquired images and videos” such as “items containing nudity, weapons, explosives, and other identifying information.”[58] Responding to an inquiry of whether the Company violated its moratorium on the usage of Rekognition technology by law enforcement agencies, Amazon stated that nothing in the disclosure indicated a violation of the moratorium, but failed to disclose how Rekognition would be used by the FBI.[59]
●	On January 25, 2024, the FTC ordered Amazon and Anthropic to disclose information regarding their recent partnership.[60] In ensuring due diligence practices in the expansion of AI, this order requires the major cloud service provider and the generative AI company to explain the governance and oversight of their partnership. It also requires the two companies to disclose any information requested by or given to any government entity, whether domestic or foreign.[61]

Amazon's practices are vulnerable to increasing regulatory risks due to its lack of transparency, particularly regarding human rights, data safety, and privacy issues. The White House Office of Science and Technology Policy and FTC are increasingly recognizing the need for regulation to ensure that AI and surveillance technologies are developed and used in a responsible and ethical manner. The Bill of Ethical AI is a proposed set of principles intended to govern the development and use of AI responsibly and ethically.62 Additionally, the FTC has become increasingly active in its enforcement of consumer privacy laws, for example, by proposing new rules in 2022 about commercial surveillance and data security regulations in the web service industry.63 The Bill of Ethical AI as well as proposed new legislation may increase the pressure on Amazon to be accountable for the data it collects and uses and its AI frameworks’ inner processes and biases, with the potential for legal risks for Amazon in the future if not proactively addressed. An independent third-party report would allow Amazon to preemptively identify and remedy weaknesses in its due diligence practices to help reduce the risk that its governmental customers will misuse its products and services.

The requested disclosure describing Amazon’s customer due diligence processes that better control or limit future use cases would be beneficial for respecting human rights,64 and is analogous to Know Your Customer reporting used in other sectors such as banking or finance. Given the prevalence and frequency of data breaches, and infringement on privacy and other human rights, it is clear that Amazon’s existing systems — primarily, its contractual obligations with customers and Acceptable Use Policy — are ineffective at managing risks.

3.	Despite Amazon’s claims of addressing investors’ concerns, its current systems for oversight of customer use of high-risk products and reliance on self-regulation are insufficient to assess and mitigate risks to human rights.

The Proposal seeks further information to ascertain whether Amazon's due diligence processes are in accordance with ethical standards regarding human rights, data safety, and privacy.

Amazon’s existing mechanisms for ensuring oversight of customer usage and protection of its technology and surveillance products are insufficient, potentially posing risks to human rights, and exposing the company to significant liabilities. Given the inherent sensitivity and potential for misuse of these products, there is a pressing need for transparent customer due diligence processes and oversight practices. Despite claims of technological updates and general reform, we believe that Amazon’s reliance on self-regulation without independent verification renders these measures inadequate. In the ‘Amazon Global Human Right Principles’, the Company states that, “[w]hile it is the duty of governments to protect human rights, Amazon recognizes our responsibility to respect and uphold internationally recognized human rights”;65 however, it is unclear how Amazon applies this principle to its customer due diligence processes. For example, in 2020, Amazon conducted a human rights impact assessment for ‘Amazon Devices’ but the actual assessment was not disclosed to the public.66 Shareholders and customers deserve a greater understanding and verification of whether and how Amazon is respecting human rights.

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While the Company’s opposition statement refers to the Board's review of Ring and Rekognition, it lacks clarity on whether the Board members possess sufficient expertise in human rights to assess associated risks. Furthermore, it is not fully transparent as to how its current measures align with the Proposal's request to evaluate potential harm to human rights stemming from the use of its products and services. It is imperative to conduct thorough customer due diligence and oversight, coupled with transparent disclosure, particularly given the sensitive nature of the products (e.g., biometric data, physical descriptions and images of individuals, footage from inside the home), the substantial risk of potential harm, and the severity of potential consequences.

Amazon's opposition statement fails to address the Proposal’s concern regarding evaluating whether governmental customers are employing technologies in manners that violate human rights. Amazon’s opposition statement alleges it has already addressed the concerns laid out in previous proposals, yet neglects to substantiate its supposed improvements. The chart below notes key gaps in information regarding Amazon’s processes and implementation, as well as unaddressed concerns for shareholders related to customer due diligence:

Text from Amazon’s Opposition Statement	Unaddressed Customer Due Diligence Concerns
“AWS has never received a single verified report of Amazon Rekognition being used in the harmful manner posited in the proposal.”

●    The absence of evidence is not evidence of absence.

●    Further, Proponent is concerned about how AWS identifies instances of customer misuse or violations of its Acceptable Use Policy, and what measures are implemented for enforcement and oversight.

“Our Nominating and Corporate Governance Committee has specifically reviewed Amazon Rekognition’s facial recognition capabilities and Ring, focusing on the actual operation and use of Amazon Rekognition and Ring, the potential concerns and misuse that could arise from these technologies, and our actions to resolve or mitigate those risks and concerns.”

●    A non-independent review conducted by a board committee does not ensure an unbiased review.

●    With little to no transparency of Committee proceedings, the “actions to resolve or mitigate those risks and concerns” cannot be adequately assessed.

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“as part of a number of changes Ring recently made to the Neighbors app, Ring sunset the Request for Assistance tool. While public safety agencies can still share important updates and ask for help from their communities, they can no longer use the Request for Assistance tool to receive videos through the app.”

●    Disabling this in-app feature does not prohibit law enforcement from demanding access to Ring footage through other means. In fact, Ring publishes the number and percentage of requests from law enforcement and other governmental agencies.[67]

●    Proponent seeks information about how Amazon addresses the underlying concerns that contributed to the “sunset” of this feature.

●    While individuals need to consent for law enforcement use of Ring video, it is unclear how Ring protects the privacy rights of non-users who themselves may appear in video footage and did not grant consent in cases where such consent is granted by the Ring owner.

●    The methods by which Amazon prevents improper uses of the Neighbors app – such as but not limited to hate speech and racial profiling as outlined in the community guidelines–are undisclosed.

Amazon’s current response to concerns regarding due diligence practices lacks transparency and accountability, consisting of broad claims of oversight and risk mitigation that are backed by opaque, self-conducted auditing structures. The Proponent remains concerned that Amazon’s efforts to prevent negative impacts on civil and human rights are insufficient and require further analysis.

Conclusion

Proponent encourages all Amazon shareholders to support Proposal 6: Shareholder Proposal Requesting A Report On Customer Due Diligence.

For more information, please contact: Aaron Acosta, Program Director at Investor Advocates for Social Justice and representative of the American Baptist Home Mission Society, via email: aacosta@iasj.org or phone: 973-509-8800.

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Appendix A

Response to JLens and ADL’s Exempt Solicitation

Investor Advocates for Social Justice (IASJ) represents the Proponent, as its socially responsible investment consultant, and assisted with the drafting and submission of the Proposal. IASJ was founded in 1975 by Catholic congregations involved in the movement to encourage corporations to leave apartheid South Africa. Spanning decades, IASJ Affiliate congregations filed repeated shareholder resolutions at large multinational companies, asking the management to halt operations in South Africa until apartheid was abolished. These efforts, together with similar efforts by other shareholders, played a pivotal role in ending South Africa’s apartheid regime. Our organization remains committed to fighting against apartheid and its associated human rights violations, which are not only morally egregious, but also expose companies, like Amazon, to significant risk.

IASJ’s high standards of integrity and belief in the inherent dignity of all human beings, lead us to call out human rights abuses, whether or not it is politically disadvantageous to do so. The Proposal argues that Israel maintains a system of apartheid, a position on which there is widespread agreement, as detailed in the sections below. The well-documented and longstanding suffering of the Palestinian people under this system of apartheid is egregious and cannot, in our view, be justified by sweeping claims of national defense. Similarly, IASJ condemned the violent acts by Hamas during the October 7, 2023, attack on Israeli civilians, as well as attacks by Israel against Palestinian civilians.68

The Proponent, American Baptist Home Mission Society (ABHMS), is a faith-based institution whose vision and values promote the care of the earth, the rights and dignity of all people, racial equity, peace, and social justice through its ministry work and investments. ABHMS believes that, through improving human rights and addressing systemic inequalities, companies can become more sustainable and contribute to a more positive and equitable society. ABHMS is a long-term investor in Amazon that has engaged the Company on human rights and customer due diligence over the course of many years. ABHMS believes that a more robust customer due diligence process can help Amazon better address risks stemming from the misuse of its technologies, products, and services.

We regret to see that JLens and the Anti-Defamation League (JLensADL) filed an exempt solicitation in opposition to the shareholder proposal. Although their exempt solicitation fails to make any business case for why shareholders should vote against the Proposal, we still feel it necessary to defend our integrity on the matter.

Arguments

We believe JLensADL’s exempt solicitation is misguided for the following reasons:

1.	JLensADL fails to rely on the definition of apartheid under international law, thereby seeking to undermine the Proposal without referring to a clear definition with broad support.
2.	Contrary to JLensADL’s assertion that the Proposal’s apartheid claim is “manifestly false,” Israel has, in fact, maintained a system of apartheid, a well-substantiated and widely accepted position.
3.	JLensADL’s equating criticism of the Israeli government’s policies and practices with antisemitism is a misuse of the term.
4.	JLensADL does not point to any language in the Proposal supporting its assertion that the Proposal contains information that seeks to delegitimize Israel’s right to exist and attributes to the Proponent unsubstantiated motives.

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1. JLensADL fails to rely on the definition of apartheid under international law, thereby seeking to undermine the Proposal without referring to a clear definition with broad support.

JLensADL’s exempt solicitation states “[u]nder international law, the crime of apartheid requires the existence of a system of domination by one racial group over another, motivated by extreme racial animus and established for the purpose of racial discrimination.” This definition of apartheid is not found within the broader international legal framework. The UN Apartheid Convention and the Rome Statute provide widely accepted definitions of apartheid.69 Apartheid is prohibited under international criminal law, international human rights law, and public international law.70 There is also growing consensus that the crime against humanity of apartheid is now part of customary international law, with at least 166 countries ratifying at least one of the two treaties.71

In its exempt solicitation, JLensADL attacks the Proponent’s assertion that Israel maintains a system of apartheid, but fails to provide a widely-accepted definition of apartheid to defend this claim. In contrast, the Proponent’s assertion was based on reports from respected human rights organizations, which conducted careful legal analyses on the crime against humanity of apartheid and its application to the Israeli government. By failing to define apartheid by reference to international law or analyze the crime of apartheid as a crime against humanity under international law, JLensADL’s assertions of the Proposal’s claim as being “offensive” or “manifestly false” appear to be rooted in rhetoric, rather than international law. Additionally, JLensADL misstates the language of the Proposal, accusing the Proponent of labeling Israel an “apartheid state.” Proponent agrees with Human Rights Watch (HRW) that the term “apartheid state” is “a concept that is not defined in international law,” and as such, avoided such language in the Proposal.72

2. Contrary to JLensADL’s assertion that the Proposal’s apartheid claim is “manifestly false,” Israel has, in fact, maintained a system of apartheid, a well-substantiated and widely accepted position.

There is widespread support for the Proposal’s position that Israel maintains a system of apartheid. This position is supported by two of the world’s most preeminent and reputable international NGOs, Amnesty International and HRW, as well as by prominent Israeli human rights NGO, B’Tselem.

In 2021, HRW was the first major international NGO to classify Israel’s policies and actions as the crime against humanity of apartheid, after conducting a comprehensive legal analysis.73 HRW explained that “Israel’s entrenched discriminatory rule over Palestinians” has resulted in a whole range of inhuman acts, which include land confiscation, denial of building permits amounting to forcible transfer, denial of residency rights, and suspension of basic civil rights, many of which “have no legitimate security justifications.”74 Similarly, in its 2022 report, Amnesty International concluded that Israel has imposed “a system of oppression and domination over Palestinians” intended to “oppress and dominate the Palestinian people.”75 When such a system exists, the report concludes, Israel has committed the international crime of apartheid.76

Prominent Israeli human rights NGOs have similarly concluded that Israel has maintained an apartheid system. According to B’Tselem, the Israeli regime, premised upon “advancing and perpetuating the supremacy of one group – Jews – over another – Palestinians,” is an apartheid regime.77 In a similar manner, Yesh Din, another Israeli NGO, concluded in 2020, that the crime of apartheid was being committed in the West Bank.78

Many prominent leaders, human rights experts, and scholars have also characterized Israel’s policies and actions as apartheid. For example, the former UN Special Rapporteur on the situation of human rights in the Palestinian territories occupied since 1967 and former United Nations Secretary General Ban Ki-moon both concluded that the situation in the OPT may constitute apartheid.79 Similarly, noted South African human rights activist and Nobel Peace Prize laureate, Archbishop Desmond Tutu, who experienced the South African apartheid firsthand, stated poignantly that Israel had created and maintained an apartheid system.80 Former Israeli officials have also concluded that Israel maintains an apartheid system, including Michael Benyair, former Attorney General of Israel;81 Tamir Pardo, former head of Israel’s Mossad intelligence agency;82 and Amiram Levin, former head of the Israeli army’s Northern Command.83 Recently, in 2023, almost 3,000 academics, clergy, and other public figures - many of them Jews and Palestinians - signed a letter which criticizes Israel for enforcing a regime of apartheid.84

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In conclusion, there is broad support among reputable organizations, UN leaders, and prominent Jewish figures for the position that Israel maintains a system of apartheid. Even if JLensADL holds a differing opinion on the issue, the existence of numerous, well-reasoned positions to the contrary undermine JLensADL’s claims that the Proposal’s position on apartheid is “manifestly” or “egregiously” false.

3. JLensADL’s equating criticism of the Israeli government’s policies and practices with antisemitism is a misuse of the term.

Antisemitism is a serious threat that jeopardizes the human rights of Jewish people globally. Rising instances of hate crimes against Jewish communities in the US and around the world warrant serious concern and increased protection. However, equating criticizing the policies and practices of the Israeli government with antisemitism is a misuse of the term.85

JLensADL supports its claim that the Proposal can embolden antisemitism by stating “the claim that the existence of Israel is a racist endeavor” –an assertion the Proposal does not make, or even imply– “is a form of antisemitism.” Further, the campaign to adopt the International Holocaust Remembrance Alliance’s working definition of antisemitism, referenced by JLensADL, has been criticized by Jewish groups as undermining the fight against antisemitism by “refram[ing] legitimate criticism of well-documented Israeli state violence against Palestinians as anti-Jewish bigotry, and in so doing, [] silenc[ing] critics of the State of Israel and of Zionism.”86

4. JLensADL does not point to any language in the Proposal supporting its assertion that the Proposal contains information that seeks to delegitimize Israel’s right to exist and attributes to the Proponent unsubstantiated motives.

The Proposal focuses on Amazon’s human rights responsibilities and cites how one of its governmental customers, Israel, has used Amazon’s services and technologies to maintain the system of apartheid over Palestinians and otherwise violate human rights. While the Proposal states that Israel maintains an apartheid system, it does not seek to delegitimize Israel’s right to exist, nor even implies such a position. JLensADL’s suggestion that the mere citation of Amnesty International in the Proposal equates to seeking to delegitimize Israel’s right to exist is untenable and illogical. Moreover, JLensADL dedicates an entire section to attacking the Proposal as seeking to delegitimize Israel’s right to exist, yet relies on the American Friends Service Committee’s (AFSC) BDS (boycott, divestment, and sanctions) support and other BDS organizations to justify its assertion. The Proposal neither mentions AFSC nor pronounces or implies any positions on BDS, thereby rendering this claim irrelevant. Moreover, neither IASJ nor the Proponent have any relationship with AFSC. Instead of basing their opposition on the facts and arguments contained in the Proposal, JLensADL relies on political talking points and rhetoric that advance their agenda without addressing investor concerns. In doing so, they attack the reputation and moral character of the Proponent in an attempt to malign their credibility, instead of addressing the Proposal's human rights concerns related to Amazon.

Conclusion

For the foregoing reasons, we respectfully disagree with JLensADL’s mischaracterizations of the Proposal and the Proponent. In addition to the deficiencies we have pointed out in JLensADL’s arguments, we believe their exempt solicitation draws shareholders’ attention away from the concerns the Proposal seeks to address: Amazon’s human rights responsibilities under the UNGPs, the prevailing international framework. Like JLensADL, we also believe that “words matter.” By mischaracterizing and, at times, fabricating, the language and motives of the Proposal, we believe JLensADL has chosen to use its words to undermine human rights and shareholder rights.

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Endnotes

1 https://www.aboutamazon.com/about-us

2 https://sustainability.aboutamazon.com/human-rights/principles

3 https://www.statista.com/statistics/233725/development-of-amazon-web-services-revenue/#:~:text=In%202023%2C%20Amazon%20Web%20Services,and%20hosting%20solutions%20continually%20increased

4 https://aws.amazon.com/blogs/publicsector/three-ways-government-agencies-can-modernize-with-idp-powered-by-aws/#:~:text=Learn%20more%20about%20implementing%20IDP,the%20AWS%20for%20Government%20hub; https://aws.amazon.com/government-education/government/

5 https://static1.squarespace.com/static/62c3198c117dd661bd99eb3a/t/635c0b2b52d90a16d78ba2dd/1666976559030/HART+Attack.pdf

6 https://www.gao.gov/products/gao-23-105959

7 https://www.techpolicy.press/does-ice-data-surveillance-violate-human-rights-law-the-answer-is-yes-and-its-not-even-close/

8 https://aws.amazon.com/partners/success/exanet/?did=psr_card&trk=psr_card

9 https://exanetonline.com/e/soluciones/

10 https://www.theguardian.com/commentisfree/2021/oct/12/google-amazon-workers-condemn-project-nimbus-israeli-military-contract; https://www.forbes.com/sites/richardnieva/2022/09/09/google-and-amazon-protest-project-nimbus-ai-contract-israel/?sh=54003c9cd162; https://www.business-humanrights.org/en/latest-news/amazon-faces-mounting-opposition-from-its-workers-for-its-secretive-project-nimbus-with-israel-possibly-providing-tech-for-israeli-forces/

11 https://pages.awscloud.com/rs/112-TZM-766/images/Introduction-to-the-aws-nimbus-agreement.pdf; https://www.gov.il/en/pages/press_01082023_b

12 https://www.notechforapartheid.com/; https://tribunemag.co.uk/2023/12/amazon-is-investing-in-ai-assisted-apartheid-in-palestine; https://www.theguardian.com/commentisfree/2021/oct/12/google-amazon-workers-condemn-project-nimbus-israeli-military-contract

13 https://tribunemag.co.uk/2023/12/amazon-is-investing-in-ai-assisted-apartheid-in-palestine;

14 https://www.gov.il/en/pages/press_01082023_b

15 https://theintercept.com/2024/05/01/google-amazon-nimbus-israel-weapons-arms-gaza/

16 https://theintercept.com/2024/05/01/google-amazon-nimbus-israel-weapons-arms-gaza/

17 https://www.geekwire.com/2024/google-and-amazon-workers-protest-tech-giants-contract-with-israel-as-war-in-gaza-continues/; https://www.business-humanrights.org/en/latest-news/amazon-faces-mounting-opposition-from-its-workers-for-its-secretive-project-nimbus-with-israel-possibly-providing-tech-for-israeli-forces/; https://www.theguardian.com/commentisfree/2021/oct/12/google-amazon-workers-condemn-project-nimbus-israeli-military-contract

18 https://aws.amazon.com/rekognition/faqs/?nc=sn&loc=7

19 https://www.reuters.com/technology/exclusive-amazon-extends-moratorium-police-use-facial-recognition-software-2021-05-18/

20 https://s2.q4cdn.com/299287126/files/doc_financials/2024/ar/Amazon-com-Inc-2024-Proxy-Statement.pdf

21 https://www.justice.gov/open/file/1305831/dl?inline=; https://fedscoop.com/doj-fbi-amazon-rekognition-technology-ai-use-case/

22 https://docs.aws.amazon.com/rekognition/latest/dg/considerations-public-safety-use-cases.html

23 https://dl.acm.org/doi/pdf/10.1145/3555125

24 https://abcnews.go.com/US/ring-security-camera-hacks-homeowners-subjected-racial-abuse/story?id=67679790 /; https://markets.businessinsider.com/news/stocks/couple-sues-ring-after-hackers-spied-on-eight-year-old-2020-1-1028797710

25 https://www.scientificamerican.com/article/do-video-doorbells-really-prevent-crime/#:~:text=The%20number%20of%20Ring%20cameras,powers%20by%20warrantless%20video%20requests; https://datasociety.net/wp-content/uploads/2022/10/AttheDigitalDoorstepFINAL.pdf

26 https://www.politico.com/news/2022/07/13/amazon-gave-ring-videos-to-police-without-owners-permission-00045513

27 https://www.scientificamerican.com/article/do-video-doorbells-really-prevent-crime/#:~:text=The%20number%20of%20Ring%20cameras,powers%20by%20warrantless%20video%20requests; https://gizmodo.com/police-and-fire-departments-in-48-u-s-states-are

28 https://www.reuters.com/technology/amazon-discloses-181-mln-users-eu-first-transparency-report-2023-10-25/

29 https://ring.com/neighbors

30 https://dl.acm.org/doi/pdf/10.1145/3555125

31 https://techcrunch.com/2021/01/14/ring-neighbors-exposed-locations-addresses/

32 https://blog.ring.com/about-ring/ring-announces-new-neighbors-app-features-sunsets-request-for-assistance-post/

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33 https://www.cnbc.com/2024/01/24/amazons-ring-will-stop-letting-police-request-doorbell-video-footage.html; https://ring.com/support/articles/oi8t6/Learn-About-Ring-Law-Enforcement-Guidelines; https://www.eff.org/deeplinks/2024/03/atlas-surveillance-removes-ring-adds-third-party-investigative-platforms

34 https://www.eff.org/deeplinks/2022/07/ring-reveals-they-give-videos-police-without-user-consent-or-warrant

35 https://www.eff.org/deeplinks/2022/07/ring-reveals-they-give-videos-police-without-user-consent-or-warrant

36 https://www.santacruzcountyca.gov/Portals/0/County/GrandJury/GJ2023_final/2023-7_Surveillance_Report.pdf; https://www.eff.org/deeplinks/2019/08/five-concerns-about-amazon-rings-deals-police

37 https://www.vice.com/en/article/zmjxvj/cities-asked-ring-to-share-registry-lists-of-customers-who-bought-surveillance-cameras

38 https://sustainability.aboutamazon.com/human-rights

39 https://www.state.gov/wp-content/uploads/2024/03/2024-United-States-Government-National-Action-Plan-on-Responsible-Business-Conduct.pdf

40 https://www.state.gov/wp-content/uploads/2024/03/2024-United-States-Government-National-Action-Plan-on-Responsible-Business-Conduct.pdf

41 https://www.state.gov/wp-content/uploads/2023/03/230303-Updated-ECHRI-Code-of-Conduct-FINAL.pdf

42 https://www.shrm.org/topics-tools/news/japan-publishes-guidelines-corporate-human-rights-due-diligence; https://www.ropesgray.com/en/insights/viewpoints/102iu8h/is-mandatory-human-rights-due-diligence-coming-to-asia

43 https://www.ftc.gov/news-events/news/press-releases/2023/05/ftc-says-ring-employees-illegally-surveilled-customers-failed-stop-hackers-taking-control-users

44 https://www.ftc.gov/system/files/ftc_gov/pdf/complaint_ring.pdf

45 https://www.theguardian.com/technology/2023/may/31/amazon-ring-doorbell-spying-ftc

46 https://www.pollockcohen.com/docs/2023.06.07-Amazon-Case-Doc-1-Complaint-.pdf

47 https://www.business-humanrights.org/en/latest-news/amazon-faces-mounting-opposition-from-its-workers-for-its-secretive-project-nimbus-with-israel-possibly-providing-tech-for-israeli-forces/

48 https://www.businessinsider.com/amazon-employees-letter-protest-palantir-ice-camps-2019-7 /; https://thehill.com/policy/technology/technology/460193-12-arrested-at-amazon-building-in-protest-demanding-amazon-stop /; https://www.forbes.com/sites/rachelsandler/2019/07/11/internal-email-amazon-faces-pressure-from-more-than-500-employees-to-cut-ties-with-palantir-for-working-with-ice/#5b0e2e897539

49 https://www.vice.com/en/article/z3vpw3/civil-rights-groups-want-tech-sites-to-stop-reviewing-amazons-ring-cameras

50 https://d3flraxduht3gu.cloudfront.net/latest_standards/e-commerce-standard_en-gb.pdf;https://sasb.ifrs.org/standards/materiality-finder/find/?company[0]=US0231351067

51 https://d3flraxduht3gu.cloudfront.net/latest_standards/e-commerce-standard_en-gb.pdf

52 https://www.blackrock.com/corporate/literature/publication/blk-commentary-our-approach-to-data-privacy-and-security.pdf

53 https://permutable.ai/amazon-esg-score-a-deep-dive-into-the-e-commerce-giants-corporate-responsibility/

54 https://permutable.ai/amazon-esg-score-a-deep-dive-into-the-e-commerce-giants-corporate-responsibility/

55 https://ipvm.com/reports/amazon-powers-hikua; https://s.ipvm.com/uploads/6a9d/bcc0/PLAW-115publ232.pdf

56 https://ipvm.com/reports/amazon-powers-hikua

57 https://www.justice.gov/open/file/1305831/dl?inline=

58 https://www.computerweekly.com/news/366569552/Amazon-defends-facial-recognition-tech-sale-to-FBI-despite-moratorium

59 https://www.computerweekly.com/news/366569552/Amazon-defends-facial-recognition-tech-sale-to-FBI-despite-moratorium

60 https://www.ftc.gov/news-events/news/press-releases/2024/01/ftc-launches-inquiry-generative-ai-investments-partnerships

61 https://www.ftc.gov/news-events/news/press-releases/2024/01/ftc-launches-inquiry-generative-ai-investments-partnerships

62 https://www.whitehouse.gov/ostp/ai-bill-of-rights/

63 https://www.ftc.gov/system/files/ftc_gov/pdf/2024.03.21-PrivacyandDataSecurityUpdate-508.pdf

64 https://www.humanrights.dk/sites/humanrights.dk/files/media/document/Phase%204_%20Impact%20prevention%20mitigation%20and%20remediation_ENG_accessible.pdf

65 https://sustainability.aboutamazon.com/human-rights/principles

66 https://sustainability.aboutamazon.com/amazon-devices-hria.pdf

67 https://ring.com/law-enforcement-information-requests

68 https://iasj.org/statement-on-the-israel-hamas-conflict-international-humanitarian-law-and-investor-responsibility/

69 https://www.un.org/en/genocideprevention/documents/atrocity-crimes/Doc.10_International%20Convention%20on%20the%20Suppression%20and%20Punishment%20of%20the%20Crime%20of%20Apartheid.pdf; https://www.icc-cpi.int/sites/default/files/RS-Eng.pdf

70 https://www.hrw.org/news/2021/07/09/human-rights-watch-responds-reflections-apartheid-and-persecution-international-law

71 https://www.justsecurity.org/93403/the-implications-of-an-icj-finding-that-israel-is-committing-the-crime-against-humanity-of-apartheid/

72 https://www.hrw.org/report/2021/04/27/threshold-crossed/israeli-authorities-and-crimes-apartheid-and-persecution

73 https://www.hrw.org/report/2021/04/27/threshold-crossed/israeli-authorities-and-crimes-apartheid-and-persecution

74 https://www.hrw.org/report/2021/04/27/threshold-crossed/israeli-authorities-and-crimes-apartheid-and-persecution

40 S Fullerton Ave, Montclair, NJ 07042 ◊ 973-509-8800 ◊ info@iasj.org ◊ www.iasj.org

75 https://www.amnesty.org/en/documents/mde15/5141/2022/en/

76 https://www.amnesty.org/en/documents/mde15/5141/2022/en/

77 https://www.btselem.org/apartheid

78 https://www.yesh-din.org/en/the-occupation-of-the-west-bank-and-the-crime-of-apartheid-legal-opinion/

79 UN Document A/HRC/49/87 https://documents.un.org/doc/undoc/gen/g22/448/72/pdf/g2244872.pdf?token=uj1YXfW4QzYPT7smoF&fe=true; https://apnews.com/article/israel-palestinians-occupation-apartheid-ce1c50774eda9325ee89f97029ae6186

80 https://www.huffpost.com/entry/presbyterian-general-assembly_b_5499395

81 https://www.thejournal.ie/readme/israel-apartheid-5678541-Feb2022/

82 https://apnews.com/article/israel-apartheid-palestinians-occupation-c8137c9e7f33c2cba7b0b5ac7fa8d115

83 https://www.haaretz.com/israel-news/2023-08-13/ty-article/ex-israeli-general-says-army-partaking-in-west-bank-war-crimes-invokes-nazi-germany/00000189-ee00-d9cf-a7eb-ff2b12bf0000

84 https://sites.google.com/view/israel-elephant-in-the-room/petitions/aug-23-elephant-in-the-room?authuser=0

85 https://www.jstor.org/stable/48561468

86 https://diasporaalliance.co/wp-content/uploads/2023/11/IHRA-Explainer-and-Messaging.pdf

40 S Fullerton Ave, Montclair, NJ 07042 ◊ 973-509-8800 ◊ info@iasj.org ◊ www.iasj.org